EXHIBIT 99.1

Summary
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom
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Update—Routine announcements in the period to August 1, 2021
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July 2, 2021	Transaction in Own Shares
July 5, 2021	Transaction in Own Shares
July 6, 2021	Transaction in Own Shares
July 7, 2021	Transaction in Own Shares
July 8, 2021	Transaction in Own Shares
July 9, 2021	Transaction in Own Shares
July 13, 2021	Transaction in Own Shares
July 14, 2021	Transaction in Own Shares
July 15, 2021	Transaction in Own Shares
July 16, 2021	Transaction in Own Shares
July 19, 2021	Transaction in Own Shares
July 20, 2021	Transaction in Own Shares
July 21, 2021	Transaction in Own Shares
July 22, 2021	Transaction in Own Shares
July 26, 2021	Transaction in Own Shares
July 28, 2021	Transaction in Own Shares
July 29, 2021	Transaction in Own Shares